

Mail Stop 4628

August 24, 2016

Mark R. Stone
Chief Executive Officer
Gores Holdings, Inc.
9800 Wilshire Blvd.
Beverly Hills, California 90212

> **Re:** **Gores Holdings, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 28, 2016**
> **File No. 001-37540**

Dear Mr. Stone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X to include the more current financial information of Gores Holdings, Inc. as filed in its Form 10-Q for the quarter ended June 30, 2016 and Hostess Holdings, L.P. within your filing.

Questions and Answers About the Proposals for Stockholders

General

2. Please add a question and answer to outline the principal differences between the Class A Common Stock and the Class B Stock to be issued in furtherance of your Up-C Structure.

Q: Will the Company obtain new financing in connection with the Business Combination?, page 17

3.   You indicate that the answer is "Yes," but also state "The Company does not anticipate obtaining any new debt financing to fund the Business Combination." Please revise to clarify.

Tax Receivable Agreement, page 35

4.   Please revise this section to specify for how long the 85% payments are to continue. We note that the reference to "85% of the net cash savings … that the Company actually realizes (or is deemed to realize in certain circumstances) in periods after the closing" does not identify or quantify the "periods."

Subscription Agreements, page 36

5.   We note that your Sponsor retains the right to transfer its obligation to purchase the Sponsor Shares to "any party or parties," subject to certain conditions. Please explain to us how your sponsor's ability to transfer its purchase obligation is consistent with the referenced exemption, Section 4(a)(2).

Organizational Structure, page 38

6.   Please include an organizational chart depicting the current ownership structure of Hostess Holdings, including all units and shares subject to contribution, cancellation, and exchange. In doing so, please include the subsidiary entities owned by Hostess Holdings, LP, such as New Hostess Holdco, LLC and Hostess Management LLC.

7.   Please also revise the post-closing chart to reflect the ownership positions of each of the referenced entities and to detail the assumptions underlying the provided figures.

Impact of the Business Combination on the Company's Public Float, page 39

8.   Separately, please also illustrate your Sponsor's potential ownership stake upon exercise of the warrants if it chooses to exercise after the business combination.

Independent Director Oversight, page 46

9.   You state that your independent directors "took an active role in evaluating and negotiating the proposed terms of the Business Combination." Discuss in necessary detail in the "Background of the Business Combination" at page 145 the extent to which others from the Company were involved in this process. Also, briefly highlight in this section the role that members of your management played.

Selected Consolidated Historical Financial and Other Information of Hostess Holdings, page 53

Other Financial Data, page 55

10.   You disclose Hostess Holdings' Adjusted EBITDA excludes related party expenses associated with the employment agreement with Mr. Metropoulos as the Chief Executive Officer and/or Executive Chairman of certain subsidiaries of Hostess. Please tell us the nature of these expenses. In addition, refer to Question 100.01 of the May 17, 2016 updated C&DI's on Non-GAAP Financial Measures and tell us how you concluded that the related adjustments are consistent with this guidance.

Risk Factors, page 63

Hostess' substantial leverage could adversely affect Hostess' ability…, page 71

11.   Please revise the risk factor to quantify the aggregate amount of anticipated post-closing indebtedness as of the effective date of the Business Combination.

Unaudited Pro Forma Condensed Combined Financial Information (No Redemption Scenario), page 93

12.   In the "Summary of the Proxy Statement – Accounting Treatment" discussion on page 41, you disclosed that the Business Combination will be accounted for under the acquisition method of accounting with the Company (i.e., Gores Holdings, Inc.) treated as the acquirer, assuming that the public stockholder redemptions do not exceed a level whereby the Selling Equityholders would retain control of Hostess Holdings, L.P. You disclose your general belief of the Selling Equityholders would retain control of Hostess Holdings, L.P. is if they retain greater than 50% of the voting control of the post-combination company.

Please expand your disclosure to clarify if the public stockholder redemption level, that would cause the Selling Equityholders to retain greater than 50% of the voting control of the post-combination company, equals to the maximum redemption scenario. Refer to Rule 11-02(b)(8) of Regulation S-X and consider how you give effect to the range of possible results to clarify the level of redemption that would cause the Selling Equityholders to retain control.

Unaudited Pro Forma Condensed Combined Balance Sheet (Assuming No Redemptions), page 95

13.   Please revise your partners'/ stockholders' equity (deficit) section to provide a subtotal for your equity. Refer to FASB ASC 810-10-45-16 and 810-10-55-4I for guidance. Please also make corresponding revisions to the Unaudited Pro Forma Condensed Combined Balance Sheet (Assuming Maximum Redemptions) on page 109.

14.   We note your pro forma balance sheet as of March 31, 2016 references 93,817,500
        shares of Class A Stock as issued and outstanding. You also disclosed a composition
        of pro forma weighted average shares of Class A Stock outstanding in pro forma
        adjustment (e) to unaudited pro forma condensed combined statements of operations.

        Please reconcile the common shares disclosed in the pro forma financial information
        to the issued shares information disclosed within the Summary of the Proxy
        Statement section on pages 34 and 39, respectively. For example, we note in pro
        forma adjustment (e) that 23,637,820 shares of Class A Stock consideration paid to
        Selling Equityholders and 32,679,688 shares of Class A Stock issued through the
        Private Placement comprise part of the pro forma weighted average share
        outstanding. However, your disclosure on page 34 states 22,136,188 shares of your
        publicly-traded Class A Stock will be newly issued and disclosure on page 39 states
        32,678,576 shares of Class A Stock will be purchased by the Private Placement
        Investors.

        Please also provide corresponding reconciliation for the similar information disclosed
        in the Unaudited Pro Forma Condensed Combined Balance Sheet (Assuming
        Maximum Redemptions) on pages 109 and 116.

Unaudited Pro Forma Condensed Combined Statement of Operations (Assuming No
Redemptions) for the Three Months ended March 31, 2016, page 96

15.   We note your pro forma statements of operations for the three months ended March
        31, 2016 references 10,856,156 of historical weighted average common shares
        outstanding – basic and diluted. It appears that these outstanding shares were based
        on the figure disclosed in the Company's Statement of Operations for the period June
        1, 2015 (inception) to December 31, 2015. Please revise the disclosures to reflect the
        appropriate number of shares for the applicable interim period. Also, please make
        corresponding revisions to the Unaudited Pro Forma Condensed Combined Statement
        of Operations (Assuming Maximum Redemptions) for the Three Months ended
        March 31, 2016 on page 110.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information (No
Redemption Scenario), page 98

Note 3 – Preliminary Allocation of Purchase Price, page 99

16.   We note your list of items comprising total consideration paid includes $980,088 of
        Hostess debt assumed by the Company. Such amount differs from the post-business
        combination net debt balance of $991,800 as disclosed in pro forma adjustment (i) on
        page 103. Please tell us why these two amounts differ and revise as necessary.

17.   Please disclose a composition for intangible assets of $1.6 billion included in your
        preliminary purchase price allocation. Also, please explain how you determine the
        trade name and various trademarks carry indefinite useful lives is being factually
        supportable. In that regard, consider FASBASC 350-30-35-3 and provide an analysis

in contemplation of your Risk Factor disclosure on page 69 related to impacts on government regulation, as well as the potential impacts of your long-term approach to "Better-for-You" products on your existing products carrying trademarks.

In addition, your preliminary estimated useful life of customer relationships is 20 years, but you disclosed in pro forma adjustment (a) to unaudited pro forma condensed combined statements of operations that intangible assets with defined useful lives are expected to be amortized over estimated useful lives of less than one year to 20 years. Please revise your disclosure, as applicable.

Note 4 – Pro Forma Adjustments, page 101

Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 102

18. We note in pro forma adjustment (a) that the cash prepayment of Hostess Holdings, L.P. debt under the terms of the Master Transaction Agreement totaled $143.6 million. Please reconcile the amount to the consideration of $173.0 million disclosed in the Summary of the Proxy Statement section on page 34.

In addition, please expand the disclosure to discuss how the cash paydown applied to the First Lien and Second Lien Term Loans and whether there will be any changes to the terms of the long-term debt.

Also, please make corresponding revisions to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), on page 114.

19. We note that pro forma adjustment (i) assumed the net debt balance as of March 31, 2015 of $1,135.4 million. Please explain why a more updated 2016 interim period is not used, or update the figure as applicable.

In addition, please disclose whether there is any pro forma impact on the accelerated amortization of deferred financing charges that are netted within long-term debt as a result of the cash paydown.

Also, please make corresponding revisions to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), on page 115.

20. We note your disclosure that the difference between the financial statement and tax basis in the investment in Hostess Holdings, L.P. would result in deferred tax liabilities of $138.6 million per pro forma adjustment (k) under no redemption scenario, but result in deferred tax assets of $159.1 million offset by an increase in equity per pro forma adjustments (f) and (o) under maximum redemption scenario. Also, the Company's notes to historical financial statements on page F-27 disclosed that the historical deferred tax asset resulted from its net operating losses was fully offset by a valuation allowance of $178.6 million as of December 31, 2015.

Please explain the impacts to the Company's historical deferred tax asset and the associated realizability as part of the Business Combination. Also, please expand the disclosures of the pro forma adjustments noted above to discuss if the deferred tax assets/ liabilities recognized were solely due to the accounting treatment applied in the Business Combination or due to meeting a certain threshold of the Company's temporary difference regardless of which accounting treatment is being applied.

21. Please reconcile the 25,081,193 noncontrolling interest units issued as disclosed in pro forma adjustment (p) to the issued shares information disclosed within the Summary of the Proxy Statement section – Contribution Agreement on page 34 (i.e., 29,912,742 shares of newly established Class B Stock with an equivalent number of Class B Units).

22. Please clarify in pro forma adjustment (q) if both the Class B Stock and Class B Units issued to Mr. Metropoulos would constitute the noncontrolling interest. Also, please expand the adjustment description to disclose the assumed value per Class B Unit issued and the underlying method and assumptions used for such valuation.

23. Please make corresponding revisions to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), on page 115.

24. Please expand pro forma adjustment (r) to disclose the underlying method and assumptions used for deriving the assumed value of $7.80 per Class B Unit rolled over by a Hostess Holdings, L.P. owner into a noncontrolling interest in the Company.

25. Please reconcile the 22,692,508 Class A common shares issued as disclosed in pro forma adjustment (t) to the issued shares information disclosed within the Summary of the Proxy Statement section – Consideration to Selling Equityholders in the Business Combination on page 34 (i.e., 22,136,188 newly issued shares of your publicly-traded Class A Stock).

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page 104

26. Please expand pro forma adjustment (d) to disclose the composition of the Partnership units of Hostess Holdings, L.P. based on pre-/ post-Business Combination, as well as the corresponding changes in Partnership units resulted from the Business Combination. In addition, please reconcile the Partnership units held by the noncontrolling interest to the consideration discussed in the Summary of the Proxy Statement section.

Please make corresponding revisions to the Notes to the Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), on page 116.

<u>Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), page 107</u>

<u>Unaudited Pro Forma Condensed Combined Balance Sheet (Assuming Maximum Redemptions), page 109</u>

27.   We note your pro form balance sheet as of March 31, 2016, references 87,255,000 shares of Class A Stock and 36,475,242 shares of Class B Stock as issued and outstanding. Please describe the effects of and quantify the range of impacts on the Class A Stock and Class B Stock issued as part of the Business Combination resulted from the maximum level of redemptions of 12.5 million shares by the Company's public stockholders.

<u>Notes to the Unaudited Pro Forma Condensed Combined Financial Information (Maximum Redemption Scenario), page 112</u>

<u>Note 3 – Pro Forma Adjustments, page 113</u>

<u>Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 114</u>

28.   Please expand the description of pro forma adjustments (k) and (q) and quantify the calculation using Hostess Holdings, L.P. units, historical pro-rata amounts or other variables, in order to exemplify the adjustments being factually supportable.

<u>Consideration to Selling Equityholders in the Business Combination, page 130</u>

29.   Please further describe how the per share valuations assigned to the predecessor units and shares held by Hostess CDM Co-Invest and AP Hostess LP were derived.

<u>Background of the Business Combination, page 145</u>

30.   Please revise to describe further the reasons the "eight potential targets" were rejected. We note, in particular, the discussion at page 147 regarding the updates to the board on the status of the Company's review of such alternatives. The disclosure should provide stockholders with an understanding of how, when, and why the terms of the proposed Business Combination developed, including the various "transaction structures" considered.

31.   Please revise to more specifically discuss how the ancillary arrangements (the private placement transfer, the earn out shares, the tax receivables agreement in connection with the chosen structure) factored into the negotiation process and impacted the board's determination to recommend this business combination as ultimately structured.

32.   We note the reference at page 149 to your retention of KPMG "to perform a quality of earnings analysis with respect to Hostess." Please include all the information

required by Item 1015 of Regulation M-A with respect to written presentations and analyses prepared by KPMG. Similarly, it is unclear what Weil presented to the board as referenced at page 151, but please revise to clarify and provide any required Item 1015 disclosure in that regard as well.

Opinion of the Company's Financial Advisor, page 151

33.   Please provide us with the board books Moelis prepared and presented.

34.   You refer the reader to the text of the fairness opinion for certain items that Item 1015(b) of Regulation M-A requires you to provide in the summary, such as the procedures followed. In addition, the disclaimers which appear at page D-3 are inconsistent with the right of stockholders to rely on the fairness opinion. Please revise to eliminate the suggestion that the opinion was directed "solely" to your board and may not be relied upon by others. Refer to the related guidance available at the following location: http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Certain Company Projected Financial Information, page 160

35.   Disclose precisely when Hostess provided the board with the projections as well as any updates.

36.   Revise to further clarify the extent to which the board relied on the projections in its deliberations and negotiations regarding the Business Combination. We note that it also provided the advisor with forecasts that it prepared based on the Hostess projections. Moreover, we note the statement at page 160 that "You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results" and at page 161 that "The inclusion of the projections in this proxy statement should not be regarded as an indication that Hostess or its representatives considered or currently consider the projections to be a reliable prediction of future events, and reliance should not be placed on the projections."

Information About Hostess

General

37.   With respect to any third-party statements such as from Nielson, Information Resources, Inc., or the Harman Atchison study presented in your disclosure, please supplementally provide us with the referenced materials. Please tell us whether you commissioned any of the referenced studies.

What Hostess Accomplished, page 246

38.   We note your disclosure in the risk factors section regarding ongoing risks stemming from changes in energy prices which, in turn, impact manufacturing and distribution

costs. Explain generally how the implementation of the new business model, specifically the transition to the DTW distribution model, impacted your operating costs.

Hostess Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 274

39.   We note that you are subject to regulations promulgated by the U.S. Food and Drug Administration pertaining to the composition of certain foods. To the extent material, please supplement your current disclosure in this section to address the impact of your regulatory compliance programs on your liquidity needs, such as any significant changes resulting from recent guidance from the FDA regarding the uses of PHOs.

Certain Anti-Takeover Provisions of Delaware Law, the Company's Certificate…, page 309

40.   We note the changes you describe with regard to the proposal to revise your charter to "opt out" of Section 203 of the DGCL. With a view toward revised disclosure, please explain to us whether the new charter provision will take effect immediately or will be subject to any delay, and also clarify any limitations on your ability to exclude any particular parties from the definition of "interested stockholders" as a result of applicable provisions of Section 203.

Consolidated Financial Information, page F-1

41.   Where a comment issued in this letter requests additional disclosures or other revisions to be made to your annual historical financial statements, please also include corresponding revisions to your interim financial statements, as applicable.

Hostess Holdings, L.P. Financial Information, page F-29

42.   We note that you have not included disclosure regarding your segment presentation. Refer to FASB ASC paragraph 280-10-50-21 and clarify whether operating segments have been aggregated. To the extent that operating segments have been aggregated, explain to us you basis for concluding that aggregation is appropriate, including how you have applied the aggregation criteria in FASB ASC paragraph 280-10-50-11.

Hostess Holdings, L.P. – Notes to Consolidated Financial Statements – Periods ended December 31, 2015, December 31, 2014, and December 31, 2013, page F-52

Note 7 – Debt, page F-64

43.   We note that Hostess Holdings, L.P. early adopted the guidance ASU 2015-03 and 2015-15 at the beginning of 2016 on a retrospective basis, and that deferred finance charges for the existing term loans of $19.8 million were reclassified from other

assets, net to long-term debt, net for December 31, 2015. However, Hostess Holdings continued to disclose in Note 7 that the debt fees on the term loans were capitalized and recorded as deferred finance charges on the consolidated balance sheet and did not reflect the early adoption and reclassification impacts in your narrative discussion. Please revise your disclosures accordingly.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources